DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

April 12, 2007

File #82-627

RECEIVED
2007 APR 23 P 12:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated April 12, 2007

Enclosed is a copy of our News Release dated April 12, 2007 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

07022827

Adolf A. Petancic
President

PROCESSED
APR 26 2007
THOMSON FINANCIAL

Enclosure

dw 4/24

DENTONIA RESOURCES LTD

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

April 12, 2007 For Immediate Release

UPDATE
DO27 AND PELLATT LAKE DIAMOND PROJECTS, LAC DE GRAS
EXPLORATION CONTINUES IN SPITE OF CLOSED WINTER ROAD

Dentonia Resources Ltd. ("Dentonia") has been advised that the Tibbitt Lake to Contwoyto winter road is now closed, however, exploration at both diamond projects is continuing.

The DO27 Diamond Project is about 370 km up the road from Tibbitt Lake and to quote from Will Purcell's Street Wire, Stockwatch, April 9, 2007, "Peregrine Diamonds Ltd., the operator of both projects, was a busy shipper on the exploration site, as it kept three big drill rigs supplied with fuel at DO27, southeast of Lac de Gras."

Peregrine advised that arrangements have been made to have the kimberlite extracted from the Main and Northeastern Lobes of DO27 processed at the Ekati Diamond Mine. Shipments have already been made to the Misery Pipe for further trans-shipment along a permanent road to the processing plant at the Ekati Diamond Mine.

Additionally, exploration consisting of delineation and micro diamond evaluation, with two land based core rigs is also continuing at the DO27.

At Pellatt Lake, twenty-nine geophysical anomalies have been identified from the 3,851-line-kilometre Falcon airborne gravity gradiometer survey flown by Peregrine over the entire property in 2004. In addition, a total of 210 heavy mineral samples have been collected and processed, additionally a core drilling program is scheduled to begin during the second quarter of 2007, initially focusing on 10 high priority targets selected from the Falcon and heavy mineral sampling data. At least 1,250 metres of drilling is planned, with additional drilling, if results warrant.

At Pellatt Lake, ground geophysics has commenced and is ongoing, focusing on seven areas identified from the interpretation of the 2005/2006 heavy mineral sampling and the airborne geophysical data. Most of these seven anomalous areas are located along an approximately five-kilometre-long, west-northwest-trending structure, with which the PL-01 and PL06-05 kimberlites are associated. Horizontal loop electromagnetic (HLEM) surveys will be conducted on any high interest targets identified during these ground magnetic surveys.

An additional 200 heavy mineral samples will also be collected in order to better define the seven anomalous areas identified during the 2006 program.

At Pellatt Lake, Dentonia owns 100% of seven claims and through DHK has a 37.6% net interest in the 3 additional mineral leases and 3 additional mineral claims. Peregrine can earn up to a 75-per-cent interest in these leases and claims under certain conditions. At this stage both Dentonia and DHK are being carried.

DHK has to contribute to the DO27 Diamond Project, and both Dentonia and Kettle River have agreed to make DHK's May 2, 2007 cash call of $843,572.10, equally, thereby increasing their equity interest in DHK to 37.6% each, and reducing Horseshoe's equity interest to 24.8%.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

END